Exhibit 99.1

Healthpeak Reports First Quarter 2021 Results

DENVER, May 4, 2021 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the first quarter ended March 31, 2021.

FIRST QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.27 per share, NAREIT FFO of $0.07 per share, FFO as Adjusted of $0.40 per share and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 4.3%

– From our February 9, 2021 earnings release through April 30, 2021, closed on an additional $1 billion of senior housing sales including 31 SHOP assets at a blended 2.6% annualized trailing 3-month cap rate

  ▪ $564 million sale of a 12-property SHOP portfolio, totaling 1,043 units, operated by Oakmont Senior Living

  ▪ $334 million sale of a 10-property SHOP portfolio, totaling 1,428 units, operated by Discovery Senior Living and the sale of 2 loans and 2 preferred equity investments generating additional proceeds of $21 million

  ▪ Through 5 separate transactions, sale of 9 SHOP properties totaling 879 units generating total proceeds of $114 million. The operators of the SHOP properties include Sonata (5), Milestone, Sunrise Senior Living, Capital Senior Living and Brookdale Senior Living.

– Acquisitions:

  ▪ Acquired a 14-property medical office portfolio with 833,000 square feet for $371 million, an approximately 80,000 square foot on-campus medical office building in Denver, Colorado for $38 million and a 48,000 square foot on-campus medical office building in Nashville, Tennessee for $13 million

  ▪ Closed on the first phase of the previously announced acquisition of 12 acres of land in South San Francisco, California for $61 million

– Development:

  ▪ Completed 75 Hayden, a 100% leased, 214,000 square foot life science development in Lexington, Massachusetts

  ▪ Announced commencement of Nexus on Grand development in South San Francisco, California and densification of Callan Ridge in Torrey Pines, California

– Balance sheet:

  ▪ Completed the previously announced repayment of $1.45 billion senior unsecured notes due in 2023 and 2024 and announced the tender of up to $550 million of additional senior unsecured notes due in 2025

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 21, 2021, to stockholders of record as of the close of business on May 10, 2021

– Named to the Bloomberg Gender-Equality Index for the second consecutive year and named a Women's Forum of New York Corporate Champion for the third time

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 143,337	$ 0.27	$ 279,979	$ 0.54
NAREIT FFO, diluted	40,233	0.07	173,186	0.34
FFO as Adjusted, diluted	217,331	0.40	228,562	0.45
AFFO, diluted	186,135		209,214	

NAREIT FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth.

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month	% of SS
Life science	8.5%	47.9%
Medical office	2.1%	48.9%
CCRC[1]	(16.5%)	3.1%
Total Portfolio[1]	**4.3%**	**100.0%**

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (18.6%) for CCRC and 4.2% for Total Portfolio.

SENIOR HOUSING (SHOP AND NNN) DISPOSITIONS

Continued progress on the sale of $4 billion of senior housing assets:
- Cumulative gross proceeds from closed sales of $3.5 billion since July 2020
  - 105 SHOP assets containing 11,228 units generating gross proceeds of $2.34 billion at a blended 2.9% annualized trailing 3-month cap rate
  - 47 NNN assets containing 4,495 units generating gross proceeds of $1.05 billion at a blended 7.8% annualized trailing 3-month lease yield and a blended 5.5% annualized trailing 3-month EBITDAR yield
  - $138 million from loan sales and repayments
- Purchase and sale agreements and / or offer letters executed on an additional $0.4 billion of senior housing assets

Newly disclosed transactions closed subsequent to our February 9, 2021 earnings release:
- $564 million sale of a 12-property SHOP portfolio, totaling 1,043 units, operated by Oakmont Senior Living
- $334 million sale of a 10-property SHOP portfolio, totaling 1,428 units, operated by Discovery Senior Living and the sale of 2 loans and 2 preferred equity investments generating additional proceeds of $21 million
- Through 6 separate transactions, sale of 2 NNN properties totaling 107 units operated by Next Step Senior Care and 9 SHOP properties totaling 879 units generating total proceeds of $121 million. The operators of the SHOP properties include Sonata (5), Milestone, Sunrise Senior Living, Capital Senior Living and Brookdale Senior Living.

Previously disclosed transactions closed during the first quarter include:
- $664 million sale of a 32-property SHOP portfolio, totaling 3,235 units, operated by Sunrise Senior Living. Seller financing of $410 million was provided to the purchaser.
- $510 million sale of a 24-property NNN portfolio, totaling 2,552 units, operated by Brookdale Senior Living. As part of this transaction, Healthpeak was relieved of the remaining $30 million cap-ex obligation.
- $230 million sale of a portfolio of 16 SHOP properties, totaling 1,801 units, located predominantly in Texas. The operators include Capital Senior Living (7), Atria Senior Living (6) and Life Care Services (3). Seller financing of $150 million was provided to the purchaser.
- $132 million sale of an 8-property NNN portfolio, totaling 790 units, operated by Harbor Retirement Associates

Previously disclosed transactions closed in 2020 include:
- $358 million sale of a 10-property NNN portfolio, totaling 702 units, operated by Aegis Senior Living

- ▪ $312 million sale of a 12-property SHOP portfolio, totaling 1,561 units, operated by Atria Senior Living. Seller financing of approximately $60 million was provided to the purchaser.
- ▪ Through 7 separate transactions, $168 million of sales of 14 SHOP properties and 3 NNN properties, totaling 1,625 units. The operators include Atria Senior Living (7), Capital Senior Living (3), Sunrise Senior Living (3), Saber (2), Elmcroft by Eclipse (1), and LCB (1).
- ▪ $109 million sale of the 620 Terry development loan

ACQUISITION UPDATE

14-PROPERTY MOB PORTFOLIO

In April, Healthpeak acquired a 14-property, 833,000 square foot MOB portfolio for $371 million in an off-market transaction. The portfolio is 89% occupied with a weighted average lease term of 6.8 years. 100% of the portfolio is on-campus or affiliated with investment grade health system tenants including Bon Secours Mercy Health, Inova Health System, NorthShore University HealthSystem, Fairview Health Services and PeaceHealth. The portfolio is primarily located in top 25 MSAs including Minneapolis, Chicago, Philadelphia, Washington D.C., Los Angeles and Dallas. The blended cash capitalization rate is approximately 5.2% at closing, and high 5% upon stabilization.

Healthpeak has also entered into an option agreement to acquire approximately $150 million of additional MOBs with health system affiliations, which it may elect to exercise within six months post-closing.

SKY RIDGE CAMPUS MOB

In April, acquired a recently-developed 80,000 square foot MOB located on HCA's Sky Ridge Medical Center campus ("Sky Ridge") in Denver, Colorado for $38 million in an off-market transaction, representing a cash capitalization rate of approximately 5.5% upon lease-up and stabilization. This brings Healthpeak's on-campus MOB ownership at Sky Ridge to 420,000 square feet.

CENTENNIAL CAMPUS MOB

In February, acquired a 48,000 square foot on-campus MOB located on HCA's TriStar Centennial campus in Nashville, Tennessee for $13 million in an off-market transaction, representing a stabilized cash capitalization rate of 6%. This highly strategic property brings total Healthpeak-owned MOBs on the campus to 662,000 square feet and provides additional leasing flexibility to accommodate tenant growth over time.

SOUTH SAN FRANCISCO LAND

In April, closed on the first phase of the previously announced acquisition of 12 acres of land in South San Francisco, California for $61 million in an off-market transaction. Healthpeak is under contract to acquire the remaining parcels for an additional $67.5 million.

The 12 acre site is adjacent to Healthpeak's Forbes Research land, and the combination of the two sites, to be branded as "Vantage," forms a contiguous 20 acres, enabling the development of a multi-phase, scalable campus totaling 1 million square feet or more, subject to final entitlements.

DEVELOPMENT UPDATES

75 HAYDEN DEVELOPMENT COMPLETION

In the first quarter, Healthpeak completed construction of the remaining 121,000 square feet at 75 Hayden in the Lexington submarket of Boston, Massachusetts. The $151 million, 214,000 square foot building is 100% leased and 86% occupied. Occupancy of the remaining 30,000 square feet is expected in the second quarter. With the addition of 75 Hayden, the Hayden Research Campus now totals approximately 610,000 square feet across three buildings and is 100% leased.

NEXUS ON GRAND

As previously announced, Healthpeak will commence construction of Nexus on Grand located in South San Francisco, California. The $159 million, Class A development will consist of a five-story building totaling approximately 141,000 square feet with an adjacent parking structure. The purpose-built lab building will feature state-of-the-art design, prominent location on East Grand Avenue, flexible and efficient floor plates, and lab-ready building systems that will accommodate life science uses.

CALLAN RIDGE

As previously announced, Healthpeak will proceed with the densification of its Callan Ridge campus located in the Torrey Pines submarket of San Diego. The $135 million project will more than double the current leasable area by replacing an outmoded 90,000 square foot building with a new Class A two-building campus totaling approximately 185,000 square feet. Located in the heart of Healthpeak's 20+ acre Torrey Pines Science Park, Callan Ridge will feature a green roof viewing deck with unparalleled coastal and canyon views, as well as flexible floor plates and building systems designed to support life science uses.

BALANCE SHEET

SENIOR UNSECURED NOTES

As previously announced, during the first quarter, Healthpeak repaid a total of $1.45 billion of senior unsecured notes with maturity dates in 2023 and 2024 with a weighted average coupon of approximately 4%. Total debt extinguishment costs were $164 million, of which $145 million represents mark to market adjustments.

On May 4, using proceeds generated from senior housing sales, commenced tender offers of up to an additional $550 million of senior unsecured notes maturing in 2025 with a weighted average coupon of 3.7%. Pro forma for the $550 million debt repayment, Healthpeak's weighted average debt maturity is 6.5 years with a weighted average interest rate of 3.0%. Healthpeak has no senior unsecured notes maturing until February 2025.

DIVIDEND

On April 29, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 21, 2021, to stockholders of record as of the close of business on May 10, 2021.

ESG

Healthpeak's position as a leader in environmental, social and governance (ESG) performance continues to be recognized by various organizations around the world. For the second consecutive year, Healthpeak was named to the Bloomberg Gender-Equality Index. Additionally, for the third time, Healthpeak was named a Women's Forum of New York Corporate Champion. More information about Healthpeak's ESG efforts, including a link to our ESG Report, is available on our website at www.healthpeak.com/esg.

2021 GUIDANCE

For full year 2021, we are updating the following guidance ranges:

- Diluted earnings per common share from $1.02 – $1.12 to $0.98 – $1.06
- Diluted NAREIT FFO per share from $1.05 – $1.15 to $1.09 – $1.17
- Diluted FFO as Adjusted per share from $1.50 – $1.60 to $1.53 – $1.61
- Blended Total Portfolio Same-Store Cash (Adjusted) NOI growth from 1.50% – 3.00% to 1.75% – 3.25%

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, May 5, 2021, at 10:00 a.m. Mountain Time (12:00 p.m. Eastern Time) to present its performance and operating results for the first quarter ended March 31, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 4124691. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through May 5, 2022, and a telephonic replay can be accessed through May 19, 2021, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 10153846. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations; and (iv) the information presented under the heading "2021 Guidance." Pending dispositions, including those subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns

Vice President – Corporate Finance and Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	March 31, 2021	December 31, 2020
Assets		
Real estate:		
Buildings and improvements	$ 11,149,249	$ 11,048,433
Development costs and construction in progress	642,879	613,182
Land	1,865,806	1,867,278
Accumulated depreciation and amortization	(2,508,986)	(2,409,135)
Net real estate	11,148,948	11,119,758
Net investment in direct financing leases	44,706	44,706
Loans receivable, net of reserves of $14,134 and $10,280	740,142	195,375
Investments in and advances to unconsolidated joint ventures	399,841	402,871
Accounts receivable, net of allowance of $3,884 and $3,994	38,879	42,269
Cash and cash equivalents	34,007	44,226
Restricted cash	68,033	67,206
Intangible assets, net	495,919	519,917
Assets held for sale and discontinued operations, net	1,374,507	2,626,306
Right-of-use asset, net	198,426	192,349
Other assets, net	650,518	665,106
Total assets	$ 15,193,926	$ 15,920,089
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,038,150	$ 129,590
Term loan	249,243	249,182
Senior unsecured notes	4,255,697	5,697,586
Mortgage debt	219,959	221,621
Intangible liabilities, net	138,617	144,199
Liabilities related to assets held for sale and discontinued operations, net	328,167	415,737
Lease liability	184,425	179,895
Accounts payable, accrued liabilities, and other liabilities	697,040	763,391
Deferred revenue	765,946	774,316
Total liabilities	7,877,244	8,575,517
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 538,885,793 and 538,405,393 shares issued and outstanding	538,886	538,405
Additional paid-in capital	10,223,711	10,229,857
Cumulative dividends in excess of earnings	(3,994,562)	(3,976,232)
Accumulated other comprehensive income (loss)	(3,497)	(3,685)
Total stockholders' equity	6,764,538	6,788,345
Joint venture partners	352,986	357,069
Non-managing member unitholders	199,158	199,158
Total noncontrolling interests	552,144	556,227
Total equity	7,316,682	7,344,572
Total liabilities and equity	$ 15,193,926	$ 15,920,089

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended March 31,	
	2021	2020
Revenues:		
Rental and related revenues	$ 327,972	$ 282,317
Resident fees and services	116,128	91,780
Income from direct financing leases	2,163	3,269
Interest income	9,013	3,688
Total revenues	455,276	381,054
Costs and expenses:		
Interest expense	46,843	55,691
Depreciation and amortization	157,538	125,112
Operating	181,761	237,377
General and administrative	24,902	22,349
Transaction costs	798	14,563
Impairments and loan loss reserves (recoveries), net	3,242	11,107
Total costs and expenses	415,084	466,199
Other income (expense):		
Gain (loss) on sales of real estate, net	—	2,069
Gain (loss) on debt extinguishments	(164,292)	833
Other income (expense), net	2,200	210,653
Total other income (expense), net	(162,092)	213,555
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(121,900)	128,410
Income tax benefit (expense)	(8)	29,868
Equity income (loss) from unconsolidated joint ventures	1,323	(11,146)
Income (loss) from continuing operations	(120,585)	147,132
Income (loss) from discontinued operations	270,008	135,408
Net income (loss)	149,423	282,540
Noncontrolling interests' share in continuing operations	(3,306)	(3,463)
Noncontrolling interests' share in discontinued operations	(329)	3
Net income (loss) attributable to Healthpeak Properties, Inc.	145,788	279,080
Participating securities' share in earnings	(2,451)	(1,616)
Net income (loss) applicable to common shares	$ 143,337	$ 277,464
Basic earnings (loss) per common share:		
Continuing operations	$ (0.23)	$ 0.28
Discontinued operations	0.50	0.27
Net income (loss) applicable to common shares	$ 0.27	$ 0.55
Diluted earnings (loss) per common share:		
Continuing operations	$ (0.23)	$ 0.28
Discontinued operations	0.50	0.26
Net income (loss) applicable to common shares	$ 0.27	$ 0.54
Weighted average shares outstanding:		
Basic	538,679	506,476
Diluted	538,679	515,045

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

(unaudited)

	Three Months Ended March 31,	
	2021	2020
Net income (loss) applicable to common shares	$ 143,337	$ 277,464
Real estate related depreciation and amortization[1]	157,538	189,276
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	4,453	29,610
Noncontrolling interests' share of real estate related depreciation and amortization	(4,881)	(4,852)
Other real estate-related depreciation and amortization	—	1,237
Loss (gain) on sales of depreciable real estate, net[1]	(259,662)	(164,869)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	(7,729)
Loss (gain) upon change of control, net[2]	(1,042)	(167,434)
Taxes associated with real estate dispositions	490	(11,876)
Impairments (recoveries) of depreciable real estate, net[1]	—	30,722
NAREIT FFO applicable to common shares	40,233	171,549
Distributions on dilutive convertible units and other	—	1,637
Diluted NAREIT FFO applicable to common shares	$ 40,233	$ 173,186
Diluted NAREIT FFO per common share	$ 0.07	$ 0.34
Weighted average shares outstanding - diluted NAREIT FFO	539,016	513,123
Impact of adjustments to NAREIT FFO:		
Transaction-related items[3]	$ 4,113	$ 92,379
Other impairments (recoveries) and other losses (gains), net[4]	3,242	(33,306)
Restructuring and severance related charges	2,463	—
Loss (gain) on debt extinguishments	164,292	(833)
Litigation costs (recoveries)	—	106
Casualty-related charges (recoveries), net	1,048	—
Foreign currency remeasurement losses (gains)	—	10
Tax rate legislation impact[5]	—	(2,892)
Total adjustments	175,158	55,464
FFO as Adjusted applicable to common shares	215,391	227,013
Distributions on dilutive convertible units and other	1,940	1,549
Diluted FFO as Adjusted applicable to common shares	$ 217,331	$ 228,562
Diluted FFO as Adjusted per common share	$ 0.40	$ 0.45
Weighted average shares outstanding - diluted FFO as Adjusted	546,342	513,123

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(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of the Supplemental Report.

(2) For the three months ended March 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the three months ended March 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services, LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the three months ended March 31, 2021 and 2020, includes reserves for loan losses under the current expected credit losses accounting standard in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses ("ASC 326")*. The three months ended March 31, 2020 also includes a gain on sale of a hospital that was in a direct financing lease ("DFL") which is included in other income (expense), net in the Consolidated Statements of Operations.

(5) For the three months ended March 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands
(unaudited)

	Three Months Ended March 31,	
	2021	2020
FFO as Adjusted applicable to common shares	$ 215,391	$ 227,013
Amortization of stock-based compensation	4,364	3,987
Amortization of deferred financing costs	2,213	2,582
Straight-line rents	(9,135)	(6,229)
AFFO capital expenditures	(20,710)	(21,791)
Lease restructure payments	377	291
Deferred income taxes	(1,723)	4,787
Other AFFO adjustments	(5,979)	(3,064)
AFFO applicable to common shares	184,798	207,576
Distributions on dilutive convertible units and other	1,337	1,638
Diluted AFFO applicable to common shares	**$ 186,135**	**$ 209,214**
Weighted average shares outstanding - diluted AFFO	544,517	513,123